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Media Release

Credit Suisse Announces Launch of New 2x Monthly Leveraged Credit Suisse Merger Arbitrage Liquid Index (Net) ETN (the “CSMB ETN”)

New CSMB ETN is the first publicly listed product to provide 2x monthly leveraged exposure to the merger arbitrage strategy

New York, March 8, 2011 Credit Suisse today announced the launch of the 2x Monthly Leveraged Credit Suisse Merger Arbitrage Liquid Index (Net) ETN, the first product to provide 2x monthly leveraged exposure to the merger arbitrage strategy in an exchange traded format.

The 2x Monthly Leveraged Credit Suisse Merger Arbitrage Liquid Index (Net) ETN (NYSE Arca: CSMB) is the newest edition in a suite of alternative ETN products, which seek to provide liquid access to some of the most popular alternative investment strategies. The CSMB ETN seeks to provide 2x monthly leveraged exposure to the merger arbitrage strategy as represented by the Credit Suisse Merger Arbitrage Liquid Index (Net), an index which benefits from daily valuations and a transparent rules-based construction process.

“Merger arbitrage strategies continue to generate increased investor interest due to their historically attractive risk-adjusted returns and diversification benefits. By providing leveraged exposure to the merger arbitrage strategy in an exchange traded format, investors benefit from real-time pricing, intraday liquidity and full portfolio transparency – advantages previously not associated with alternative investments.” said Oliver Schupp, Head of the Beta Strategies Group which manages Credit Suisse’s Liquid Alternative Beta strategies.

Michael G. Clark, head of the Structured Equity Derivatives desk in the Investment Bank, which is launching the ETN, added, “We are proud to lead the market with innovative exchange traded products that fill a void for investors seeking more transparent and cost effective access to the alternatives space. We are excited to introduce the CSMB ETN as the next innovative offering in our product line-up.”

For more information on the Credit Suisse suite of Liquid Alternative ETN offerings, please visit:
www.credit-suisse.com/notes.

The ETN may not suitable for all investors.

Contact Information

Karen Laureano-Rikardsen, Tel: 212 325 1719, karen.laureano-rikardsen@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world’s leading financial services providers and is part of the Credit Suisse group of companies (referred to here as ‘Credit Suisse’). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 50,500 people. The

Media Release

registered shares (CSGN) of Credit Suisse’s parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Investment Banking

In its Investment Banking business, Credit Suisse offers securities products and financial advisory services to users and suppliers of capital around the world. Operating in 57 locations across 30 countries, Credit Suisse is active across the full spectrum of financial services products including debt and equity underwriting, sales and trading, mergers and acquisitions, investment research, and correspondent and prime brokerage services.

Asset Management

In its Asset Management business, Credit Suisse offers products across a broad spectrum of investment classes, including hedge funds, credit, index, real estate, commodities and private equity products, as well as multi-asset class solutions, which include equities and fixed income products. Credit Suisse’s Asset Management business manages portfolios, mutual funds and other investment vehicles for a broad spectrum of clients ranging from governments, institutions and corporations to private individuals. With offices focused on asset management in 19 countries, Credit Suisse’s Asset Management business is operated as a globally integrated network to deliver the bank’s best investment ideas and capabilities to clients around the world.

All businesses of Credit Suisse are subject to distinct regulatory requirements; certain products and services may not be available in all jurisdictions or to all client types.

All businesses of Credit Suisse are subject to distinct regulatory requirements; certain products and services may not be available in all jurisdictions or to all client types.

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Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the prospectus in that registration statement and the applicable pricing supplement, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement and the prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

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